United States securities and exchange commission logo





                            February 24, 2021

       Shaowei Zhang
       Chief Executive Officer
       First High-School Education Group Co., Ltd.
       No.1, Tiyuan Road, Xishan District
       Kunming, Yunnan Province 650228
       The People's Republic of China

                                                        Re: First High-School
Education Group Co., Ltd.
                                                            Amended
Registration Statement on Form F-1
                                                            Filed February 10,
2021
                                                            File No. 333-252076

       Dear Mr. Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2021 letter.

       Amended Registration Statement on Form F-1

       Uncertainties exist in relation to new legislation, page 17

   1. We note your response to prior comment 2. Please revise to clarify whether you have, or will seek, an opinion
from legal counsel as to the legality of your contractual
                                                        arrangements under the
Opinions issued on August 17, 2020.
       Our dual-class share structure with different voting rights, page 50

   2. In response to prior comment 4, we note that you have added disclosure to address the risks that Series A
holders may experience dilution and loss of voting power due to
 Shaowei Zhang
First High-School Education Group Co., Ltd.
February 24, 2021
Page 2

         future issuances and conversions of Class B shares. In light of your expanded risk factor discussion, please revise your risk factor heading accordingly. Capitalization, page 64

3. It appears the re-designation of ordinary shares into Class A and B ordinary shares is to occur and would be presented in the "Pro Forma as Adjusted" column. However, it appears the current presentation does not reflect this. Please advise and revise as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating activities, page 94

4. We note the revisions made in response to prior comment 6. Your revised presentation discusses changes between net income and operating cash flows within each period reported. However, the analysis should focus on a description of the reasons underlying material changes in cash flows of operating activities between periods, including material changes within a period that offset one another. Please revise your presentation as appropriate.
Principal and Selling Shareholders, page 146

5. We note your response to prior comment 8. However, please note that the requirement to disclose natural persons with beneficial ownership is not qualified by ownership of 25%
         or more of the entity or by a distinction between management and non-management employees. Please disclose the natural person(s) with voting and dispositive control over the securities held by the entities in your table.
Consolidated Statement of Cash Flows, page F-9

6. We note your response to prior comment 10. Pursuant to ASC 230-10-50-3, the purpose of the supplemental schedule of non-cash investing and financing activities is to provide information about non-cash activities that occurred during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period, and not the carryover of remaining unpaid balances from period to period as your response suggests. Your current supplemental disclosure for 2019 and latest interim period indicates unpaid dividends were declared in each of these periods, when it appears from your statements of changes in equity no dividends were declared in these periods.
FirstName LastNameShaowei Zhang
       Accordingly, it appears the unpaid dividend declared in 2018 should be presented only in
Comapany
       2018,NameFirst    High-School
              unless unpaid   dividendsEducation   Group
                                         were in fact     Co., Ltd.
                                                       declared in 2019 that
should be presented in
       equity.
February        Please
          24, 2021  Pagerevise
                           2 or advise, as appropriate.
FirstName LastName
 Shaowei Zhang
FirstName  LastNameShaowei   ZhangCo., Ltd.
First High-School Education Group
Comapany24,
February   NameFirst
             2021    High-School Education Group Co., Ltd.
February
Page  3 24, 2021 Page 3
FirstName LastName
Exhibits

7. We note that Paragraph 3.4 of Exhibit 5.1 assumes that the purchase price for the resale shares has been paid in full. Please remove this assumption from the opinion.
       You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Dan Ouyang, Esq.